SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                                  NYMAGIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    629484106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             William J. Michaelcheck
                             Mariner Partners, Inc.
                                780 Third Avenue
                                   16th Floor
                               New York, NY 10017

                                    Copy to:
                               Paul J. Hart, Esq.
                                  NYMAGIC, INC.
                          General Counsel and Secretary
                          919 Third Avenue, 10th Floor
                               New York, NY 10022
                                  212-551-0600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 7, 2005
--------------------------------------------------------------------------------
             (Date of Events Which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/ (with respect to Mark W. Blackman and John N. Blackman, Jr.)



                         (Continued on following pages)

                              (Page 1 of 23 Pages)

CUSIP NO.: 629484106    SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Mariner Partners, Inc.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO [Not yet determined]

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                                   0
                               -------------------------------------------------
NUMBER OF               8      SHARED VOTING POWER
SHARES
BENEFICIALLY                                   2,365,000
OWNED BY                       -------------------------------------------------
EACH                    9      SOLE DISPOSITIVE POWER
REPORTING
PERSON                                             0
                               -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                   1,800,000 shares subject to option
                               -------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,365,000 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      27.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                       CO

--------------------------------------------------------------------------------

CUSIP NO.: 629484106    SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Mark W. Blackman
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                                   0
                               -------------------------------------------------
NUMBER OF               8      SHARED VOTING POWER
SHARES
BENEFICIALLY                                   2,365,000
OWNED BY                       -------------------------------------------------
EACH                    9      SOLE DISPOSITIVE POWER
REPORTING
PERSON                                          465,000
                               -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                                450,000
                               -------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,365,000 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         |X|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      27.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                       IN

--------------------------------------------------------------------------------

CUSIP NO.: 629484106    SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Lionshead Investments LLC
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                                   0
                               -------------------------------------------------
NUMBER OF               8      SHARED VOTING POWER
SHARES
BENEFICIALLY                                   2,365,000
OWNED BY                       -------------------------------------------------
EACH                    9      SOLE DISPOSITIVE POWER
REPORTING
PERSON                                             0
                               -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                                475,000
                               -------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,365,000 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      27.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                       OO

--------------------------------------------------------------------------------

CUSIP NO.: 629484106    SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Blackman Charitable Remainder Trust
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                                   0
                               -------------------------------------------------
NUMBER OF               8      SHARED VOTING POWER
SHARES
BENEFICIALLY                                   2,365,000
OWNED BY                       -------------------------------------------------
EACH                    9      SOLE DISPOSITIVE POWER
REPORTING
PERSON                                             0
                               -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                                75,000
                               -------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,365,000 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      27.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                       OO

--------------------------------------------------------------------------------

CUSIP NO.: 629484106    SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Louise B. Tollefson 2000 Florida Intangible Tax Trust Dated 12/12/00 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                                   0
                               -------------------------------------------------
NUMBER OF               8      SHARED VOTING POWER
SHARES
BENEFICIALLY                                   2,365,000
OWNED BY                       -------------------------------------------------
EACH                    9      SOLE DISPOSITIVE POWER
REPORTING
PERSON                                           1,039
                               -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                                861,409
                               -------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,365,000 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      27.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                       OO

--------------------------------------------------------------------------------

CUSIP NO.: 629484106    SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Louise B. Blackman Tollefson Family Foundation dated 3/24/98 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Forida

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                                   0
                               -------------------------------------------------
NUMBER OF               8      SHARED VOTING POWER
SHARES
BENEFICIALLY                                   2,365,000
OWNED BY                       -------------------------------------------------
EACH                    9      SOLE DISPOSITIVE POWER
REPORTING
PERSON                                             0
                               -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                                 38,591
                               -------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,365,000 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      27.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                       OO

--------------------------------------------------------------------------------

CUSIP NO.: 629484106    SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                                   0
                               -------------------------------------------------
NUMBER OF               8      SHARED VOTING POWER
SHARES
BENEFICIALLY                                   2,365,000
OWNED BY                       -------------------------------------------------
EACH                    9      SOLE DISPOSITIVE POWER
REPORTING
PERSON                                             0
                               -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                                   0
                               -------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,365,000 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      27.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                       OO

--------------------------------------------------------------------------------

CUSIP NO.: 629484106    SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                                   0
                               -------------------------------------------------
NUMBER OF               8      SHARED VOTING POWER
SHARES
BENEFICIALLY                                   2,365,000
OWNED BY                       -------------------------------------------------
EACH                    9      SOLE DISPOSITIVE POWER
REPORTING
PERSON                                             0
                               -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                                   0
                               -------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,365,000 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      27.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                       OO

--------------------------------------------------------------------------------

CUSIP NO.: 629484106    SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         William J. Michaelcheck
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO [Not yet determined]

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                                   0
                               -------------------------------------------------
NUMBER OF               8      SHARED VOTING POWER
SHARES
BENEFICIALLY                                   2,365,000
OWNED BY                       -------------------------------------------------
EACH                    9      SOLE DISPOSITIVE POWER
REPORTING
PERSON                                             0
                               -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                   1,800,000 shares subject to option
                               -------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,365,000 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      27.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                       IN

--------------------------------------------------------------------------------

CUSIP NO.: 629484106    SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         A. George Kallop
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO [Not yet determined]

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                                   0
                               -------------------------------------------------
NUMBER OF               8      SHARED VOTING POWER
SHARES
BENEFICIALLY                                       0
OWNED BY                       -------------------------------------------------
EACH                    9      SOLE DISPOSITIVE POWER
REPORTING
PERSON                                             0
                               -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                    315,000 shares subject to option
                               -------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      315,000 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      3.6%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                       IN

--------------------------------------------------------------------------------

CUSIP NO.: 629484106    SCHEDULE 13D

1        NAME OF REPORTING PERSONS
         William D. Shaw, Jr.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |X|

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO [Not yet determined]

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                                                   0
                               -------------------------------------------------
NUMBER OF               8      SHARED VOTING POWER
SHARES
BENEFICIALLY                                       0
OWNED BY                       -------------------------------------------------
EACH                    9      SOLE DISPOSITIVE POWER
REPORTING
PERSON                                             0
                               -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                                    315,000 shares subject to option
                               -------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      315,000 based on shared voting power

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       3.6%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                       IN

--------------------------------------------------------------------------------

        This Amendment No. 5 to Schedule 13D is filed by the reporting persons pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 5 to the Schedule 13D amends and supplements:

        o the Schedule 13D, as filed with the Securities and Exchange Commission (the "SEC") on March 4, 2002, as amended by

        o Amendment No. 1, as filed with the SEC on April 10, 2003, as amended by

        o Amendment No. 2, as filed with the SEC on October 22, 2003, as amended by

        o Amendment No. 3, as filed with the SEC on January 8, 2004, as amended by

        o   Amendment No. 4, as filed with the SEC on March 25, 2004.


        This statement on Schedule 13D relates to shares of common stock, $1.00 par value, of NYMAGIC, INC., a New York corporation ("NYMAGIC") whose principal executive office is located at 919 Third Avenue, 10th Floor, New York, NY 10022.


Item 4:        Purpose of Transaction.

               As described in Item 6, on January 7, 2005, NYMAGIC entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which NYMAGIC purchased from certain of its shareholders, including certain of the Reporting Persons, a total of 1,092,735 shares of NYMAGIC's common stock at $24.80 per share. The number of shares sold by each selling shareholder pursuant to the Stock Purchase Agreement is set forth in Item 5 below.

               As of January 8, 2005, as further described in Item 6, Mariner had the right to vote the Voting Shares (as defined in Item 6) representing approximately 27.2% of the voting stock of NYMAGIC, with the approval of two out of three of the Participating Shareholders (as defined in Item 6) subject to certain provisions of the voting agreement further described in Item 6. In this manner, the parties to the voting agreement are able to use their combined shareholder voting power to influence key matters that require shareholder approval. Mariner and the Participating Shareholders reserve the right to undertake a proxy or consent solicitation, or to take shareholder action by written consent, to accomplish their objectives.

               Prior to the 2004 Amendment (as defined in Item 6 below), (i) Mariner was entitled to nominate four candidates for election to the Board of Directors of NYMAGIC (the "Board"); (ii) each Participating Shareholder was entitled to nominate two candidates to for election to the Board; and (iii) the Chief Executive Officer of NYMAGIC was entitled to nominate two candidates for election to the Board, for a total of twelve directors. The directors designated by Mariner and elected on May 22, 2002 and May 29, 2003 were William J. Michaelcheck,

               William D. Shaw, Jr., George R. Trumbull, III and A. George Kallop. The directors designated by the Participating Shareholders and elected on May 22, 2002 and May 29, 2003 were Mark W. Blackman, John N. Blackman, Jr., Robert G. Simses, John
               R. Anderson, Glenn J. Angiolillo and Glenn R. Yanoff. The directors designated by the Chief Executive Officer and appointed on February 3, 2003 and March 13, 2003, respectively, were David W. Young and John T. Baily and these directors were also elected on May 29, 2003. The Board elected on May 22, 2002 appointed the following persons as officers of NYMAGIC: George
               R. Trumbull, III as Chairman, William D. Shaw, Jr. as Vice Chairman and A. George Kallop as Executive Vice President. Mr. Trumbull was also appointed the Chief Executive Officer on June 10, 2002. These officers were reappointed on May 29, 2003. Mr. Kallop was also appointed Chief Operating Officer in February 2004. The Board also approved an investment management agreement whereby Mariner was engaged as sole investment adviser to manage the portfolio of NYMAGIC and its insurance company subsidiaries.

               Following the 2004 Amendment, (i) Mariner is entitled to nominate three candidates for election to the Board; (ii) the Tollefson Trustee is entitled to nominate one candidate for election to the Board, including himself; (iii) Mark W. Blackman is entitled to nominate one candidate for election to the Board and John N. Blackman, Jr. is entitled to nominate one candidate for election to the Board, provided that the candidates nominated to the Board by Mark W. Blackman and John N. Blackman, Jr. shall qualify as "independent directors" in accordance with the rules of the New York Stock Exchange and all other applicable laws and regulations ("Independent Directors"); and (iv) the Chief Executive Officer of NYMAGIC is entitled to nominate three candidates for election to the Board, all of whom shall be Independent Directors, for a total of nine directors.

               The current directors of NYMAGIC who were nominated by Mariner are William J. Michaelcheck, William D. Shaw, Jr. and George R. Trumbull, III. The current directors of NYMAGIC who were nominated by the Participating Shareholders are Robert G. Simses, John R. Anderson and Glenn J. Angiolillo. The current directors of NYMAGIC who were nominated by the Chief Executive Officer are David E. Hoffman, David W. Young and John T. Baily.

               The Participating Shareholders have agreed, consistent with director fiduciary duties, to cause their nominees to the Board to vote for one of the Mariner-nominated members of the Board, as designated by Mariner, as Chairman of each meeting. George R. Trumbull, III was appointed Chairman of NYMAGIC on May 22, 2002 and was appointed Chief Executive Officer of NYMAGIC on June 10, 2002. Pursuant to the 2004 Amendment, if any of the Tollefson Trustee, Mark W. Blackman and John N. Blackman, Jr. does not nominate a candidate for election to the Board that such person is authorized to nominate, then in addition to its other rights, Mariner, instead of such person, may nominate a number of candidates equal to the number not nominated by such person.

               The parties to the voting agreement may decide to cause additional changes to the way NYMAGIC is operated, but those changes have not yet been determined. It is possible that they will cause NYMAGIC to enter into new lines of business or to exit existing lines of business. Assets may be sold or purchased. Business or corporate transactions of various types may be considered. In addition to the executive officers mentioned above, it is possible that Mariner employees may serve as officers, employees or consultants of NYMAGIC.

               Pursuant to the voting agreement, the Participating Shareholders granted Mariner the option to purchase an aggregate of up to 1,800,000 of their shares of NYMAGIC. On April 4, 2002, Mariner entered into an agreement with each of William D. Shaw, Jr. and
               A. George Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop, who agreed to be bound to the terms of the voting agreement. Each of Mr. Shaw and Mr. Kallop have contractual relationships with Mariner, with Mr. Kallop's contract relating to consulting services and Mr. Shaw's contract relating to investment services.

               On December 17, 2003 and December 23, 2003, pursuant to an effective shelf registration, Registration No. 333-106547 (the "Registration Statement"), Mark W. Blackman, Lionshead Investments LLC, Louise B. Tollefson 2000 Florida Intangible Trust, Louise B. Blackman Tollefson Family Foundation, Louise B. Tollefson Charitable Lead Annuity Trust and Bennett H. Tollefson Charitable Lead Unitrust sold an aggregate of 2,150,000 of shares of NYMAGIC. The shares that were sold pursuant to the Registration Statement are no longer subject to the voting agreement.

               The Registration Statement also covers the 1,800,000 option shares granted to Mariner pursuant to the voting agreement, including the portions being held for William D. Shaw, Jr. and A. George Kallop. These reporting persons have the flexibility to sell the registered shares from time to time at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

                  o on the New York Stock Exchange, in the over-the-counter market, or on another national securities exchange (any of which may include crosses and block transactions);

                  o   in privately negotiated transactions;

                  o through broker-dealers, who may act as agents or principals, including through ordinary brokerage transactions and transactions in which a broker solicits purchasers;

                  o in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

                  o through one or more underwriters, dealers and agents, on a firm commitment or best efforts basis, who may receive compensation in the form of underwriting discounts, concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

                  o through exchange distributions in accordance with the rules of the applicable exchange;

                  o   directly to one or more purchasers;

                  o   through agents;

                  o through option transactions, forward contracts, equity swaps or other derivative transactions relating to the securities;

                  o   through short sales of the securities;

                  o   in any combination of the above; and

                  o   in any other lawful manner.

Item 5:        Interest in Securities of the Issuer.

               As described in Item 6, on January 7, 2005, NYMAGIC entered into a Stock Purchase Agreement pursuant to which NYMAGIC purchased from certain of its shareholders, including certain of the Reporting Persons, a total of 1,092,735 shares of NYMAGIC's common stock at $24.80 per share. Pursuant to the Stock Purchase Agreement, NYMAGIC purchased from each selling shareholder thereunder the number of shares set forth below for the aggregate purchase price set forth below:

               ---------------------------- ----------------------- --------------------------
                                             Aggregate Number of    Aggregate Purchase Price
                          Name                   Common Stock            of Common Stock
               ---------------------------- ----------------------- --------------------------
               Mark W. Blackman                     54,530 shares        $1,352,344.00
               ---------------------------- ----------------------- --------------------------
               Deborah Blackman                     50,000 shares        $1,240,000.00
               ---------------------------- ----------------------- --------------------------
               Trust for the Benefit of             55,000 shares        $1,364,000.00
               Alexandra Blackman
               ---------------------------- ----------------------- --------------------------
               Trust for the Benefit of             55,000 shares        $1,364,000.00
               Ian Blackman
               ---------------------------- ----------------------- --------------------------
               Lionshead Investments, LLC          495,030 shares       $12,276,744.00
               ---------------------------- ----------------------- --------------------------


                                                                         Page 17

               ---------------------------- ----------------------- --------------------------
               Blackman Charitable                  25,000 shares          $620,000.00
               Remainder Trust
               ---------------------------- ----------------------- --------------------------
               Trust for the Benefit of             25,158 shares          $623,918.40
               Laura Blackman
               ---------------------------- ----------------------- --------------------------
               Genna Blackman                       33,832 shares          $839,033.60
               ---------------------------- ----------------------- --------------------------
               Christopher Blackman                 33,832 shares          $839,033.60
               ---------------------------- ----------------------- --------------------------
               Louise B. Tollefson                 133,135 shares        $3,301,748.00
               Charitable Lead Annuity
               Trust dated 3/30/00
               ---------------------------- ----------------------- --------------------------
               Bennett H. Tollefson                125,374 shares        $3,109,275.20
               Charitable Lead Unitrust
               dated 3/30/00
               ---------------------------- ----------------------- --------------------------
               Louise B. Blackman                    6,844 shares          $169,731.20
               Tollefson Family
               Foundation Dated 3/24/98
               ---------------------------- ----------------------- --------------------------

               Following the sale of shares pursuant to the Stock Purchase Agreement, as of January 8, 2005, Mariner and the Participating Shareholders shared voting power pursuant to the voting agreement with respect to 2,365,000 shares of common stock of NYMAGIC, representing approximately 27.2% of the outstanding shares of common stock of NYMAGIC. The Participating Shareholders have power to dispose of their respective shares of NYMAGIC, which are further identified in Item 6, provided that they retain shares necessary for Mariner to exercise its option and provided further that the transferee agrees to be bound by the voting agreement except that each Participating Shareholder may transfer an aggregate of 250,000 shares that will not be subject to the voting agreement. Pursuant to the voting agreement, Mariner received an option to acquire 1,800,000 shares of common stock from the Participating Shareholders, representing approximately 20.7% of the outstanding shares of common stock of NYMAGIC as of January 8, 2005. The voting agreement permits Mariner to assign the options to William J. Michaelcheck, William D. Shaw, Jr., George R. Trumbull, III, A. George Kallop or any other employee or consultant working for Mariner in connection with NYMAGIC or to any other person agreed to by at least two Participating Shareholders. Option transferees must agree to be bound to the terms of the voting agreement. On April 4, 2002, Mariner entered into an agreement with each of William D. Shaw, Jr. and A. George Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop, who agreed to be bound to the terms of the voting agreement. Each of Mr. Shaw and Mr. Kallop have contractual relationships with Mariner, with Mr. Kallop's contract relating to consulting services and Mr. Shaw's contract relating to investment services.

               In addition, on January 6, 2005, by mutual agreement of John N. Blackman, Jr. and NYMAGIC, an option held by Mr. Blackman to purchase 10,000 shares of NYMAGIC's common stock was cancelled and Mr. Blackman received $88,500 as consideration for the cancellation. The exercise price of the cancelled option was $14.47 per share and the expiration date was September 18, 2012.

               The following chart sets forth beneficial ownership information with respect to each of the reporting persons as of January 8, 2005:

 ------------------------------ ----------------------------------------------------------------------------------------------------
                                Number of Shares Beneficially Owned by Each Reporting Person
 ------------------------------ ------------ ------------ ------------ -------------- -------------- -------------- ----------------
 Name of Reporting Person       Sole Voting  Shared       Sole         Shared          Aggregate No.  Percentage of   No. of Shares
                                Power        Voting       Dispositive  Dispositive     of Shares      Shares          Held Subject
                                             Power        Power        Power           Beneficially   Beneficially    to Mariner
                                                                                       Owned (1)      Owned (1)       Option
 ------------------------------ ------------ ------------ ------------ -------------- -------------- -------------- ----------------
 Mariner Partners, Inc.                   0    2,365,000            0      1,800,000      1,800,000              0                0
 ------------------------------ ------------ ------------ ------------ -------------- -------------- -------------- ----------------
 William J. Michaelcheck                  0    2,365,000            0      1,800,000      1,800,000              0                0
 ------------------------------ ------------ ------------ ------------ -------------- -------------- -------------- ----------------
 Mark W. Blackman                         0    2,365,000      475,000        450,000        925,000          10.6%          450,000
                                                              (2)          (2)            (2)
 ------------------------------ ------------ ------------ ------------ -------------- -------------- -------------- ----------------
 Lionshead Investments LLC                0    2,365,000            0        475,000        475,000           5.5%          450,000
                                                                           (3)
 ------------------------------ ------------ ------------ ------------ -------------- -------------- -------------- ----------------
 Blackman Charitable                      0    2,365,000            0         75,000         75,000           0.9%                0
 Remainder Trust
 ------------------------------ ------------ ------------ ------------ -------------- -------------- -------------- ----------------
 Louise B. Tollefson 2000                 0    2,365,000        1,039        861,409        862,448           9.9%          861,409
 Florida Intangible Trust                                     (4)          (5)                                                  (6)
 ------------------------------ ------------ ------------ ------------ -------------- -------------- -------------- ----------------
 Louise B. Blackman Tollefson             0    2,365,000            0         38,591         38,591           0.4%           38,591
 Family Foundation                                            (4)          (5)                                                  (6)
 ------------------------------ ------------ ------------ ------------ -------------- -------------- -------------- ----------------
 Louise B. Tollefson                      0    2,365,000            0              0              0              0              (6)
 Charitable Lead Annuity Trust                                (4)          (5)
 ------------------------------ ------------ ------------ ------------ -------------- -------------- -------------- ----------------
 Bennett H. Tollefson                     0    2,365,000            0              0              0              0              (6)
 Charitable Lead Unitrust                                     (4)          (5)
 ------------------------------ ------------ ------------ ------------ -------------- -------------- -------------- ----------------
 A. George Kallop                         0            0            0        315,000        315,000              0                0
                                                                                        (7)
 ------------------------------ ------------ ------------ ------------ -------------- -------------- -------------- ----------------
 William D. Shaw, Jr.                     0            0            0        315,000        315,000              0                0
                                                                                        (7)
 ------------------------------ ------------ ------------ ------------ -------------- -------------- -------------- ----------------

               (1) These percentages are calculated excluding shared voting power. These percentages have been calculated without giving effect to the Mariner options. If the Mariner options were exercised, Mariner's and William J. Michaelcheck's percentage would be 20.7%; Mark W. Blackman's percentage would be 5.5%, Lionshead Investments LLC's percentage would be 0%, A. George Kallop's percentage would be 3.6% and William D. Shaw, Jr.'s percentage would be 3.6%. The percentages for each Tollefson Trust would depend on how the options are allocated among the trusts. The percentage of each of the Tollefson Trusts could be reduced to 0% if the maximum possible options were allocated to it. See footnote 6.

               (2) Includes 10,000 shares issuable pursuant to options that are exercisable within 60 days. Excludes 100,000 shares which Mark W. Blackman may be deemed to beneficially own as guardian of minors, together owning 50,000 shares, and spouse owning 50,000, and may be deemed to have power to vote such 100,000 shares. Mark W. Blackman disclaims beneficial ownership of such 100,000 shares.

               (3) Includes 100,000 shares subject to the option described in NYMAGIC's Current Report on Form 8-K dated January 31, 2003.

               (4) Assumes that the Tollefson Trustee, who has the sole power to determine the number of shares to be provided by any one or more of the Tollefson Trusts upon exercise of the option, allocates the maximum number of shares to be provided in the aggregate by the Tollefson Trusts to the Tollefson Trusts other than this Reporting Person.

               (5) Assumes that the Tollefson Trustee, who has the sole power to determine the number of shares to be provided by any one or more of the Tollefson Trusts upon exercise of the option, allocates the maximum number of shares to be provided in the aggregate by the Tollefson Trusts to this Reporting Person.

               (6) An aggregate of 900,000 shares held by the Tollefson Trusts are subject to the option; the Tollefson Trustee has the sole power to determine the number of shares to be provided by any or all of the Tollefson Trusts upon exercise of the option.

               (7) Beneficial ownership of these shares is being reported by A. George Kallop and William D. Shaw, Jr. because of a possible interpretation that they beneficially own the shares underlying the portion of the options assigned to each of them by Mariner.

               William J. Michaelcheck and Charles R. Howe II do not individually own any shares of NYMAGIC. John N. Blackman, Jr. and Kathleen Blackman individually do not own any shares of NYMAGIC. In addition to the Tollefson trust interests set forth above, Louise B. Tollefson owns 5,262 shares of NYMAGIC for which she has sole voting and dispositive power. Louise B. Tollefson may be deemed to beneficially own an additional 1,402 shares owned by her spouse Bennett H. Tollefson, and may be deemed to have power to vote such shares. Louise B. Tollefson disclaims beneficial ownership of such 1,402 shares. In addition, she is a beneficiary of the Louise B. Tollefson and Bennett H. Tollefson Charitable Remainder Unitrust dated 3/24/98, which owns 84,819 shares of NYMAGIC but she does not have voting or dispositive power over such shares.

               Each of the reporting persons disclaims beneficial ownership of the shares for which it does not have dispositive power.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               On January 7, 2005, NYMAGIC entered into a Stock Purchase Agreement pursuant to which NYMAGIC purchased from certain of its shareholders, including certain of the Reporting Persons, a total of 1,092,735 shares of NYMAGIC's common stock at $24.80 per share. The selling shareholders were (i) Mark W. Blackman, a son of NYMAGIC's founder who is currently NYMAGIC's Chief Underwriting Officer, (ii) his wife Deborah Blackman, (iii) the Trust for the Benefit of Alexandra Blackman, which is a trust established for the benefit of the daughter of Mark W. Blackman and Deborah Blackman, (iv) the Trust for the Benefit of Ian Blackman, which is a trust established for the benefit of the son of Mark W. Blackman and Deborah Blackman, (v) Lionshead Investments, LLC, a company controlled by John N. Blackman, Jr., also a son of NYMAGIC's founder, (vi) Genna Blackman, a daughter of John N. Blackman, Jr., (vii) Christopher Blackman, a son of John N. Blackman, Jr., (viii) the Trust for the Benefit of Laura Blackman, which is a trust established for the benefit of the daughter of John N. Blackman, Jr., (ix) the Blackman Charitable Remainder

               Trust, which is a charitable remainder trust established by the Blackman family, (x) the Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00, which is a trust established by Louise B. Tollefson, the former wife of NYMAGIC's founder, (xi) the Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00, which is a trust established by Louise B. Tollefson, the former wife of NYMAGIC's founder, and (xii) the Louise B. Blackman Tollefson Family Foundation Dated 3/24/98, which is a trust established by Louise B. Tollefson, the former wife of NYMAGIC's founder. Robert G. Simses, a director of NYMAGIC, is a trustee of the trusts identified in (x), (xi) and (xii) above. Pursuant to a Waiver Agreement (the "Waiver") dated as of January 6, 2005, Mariner consented to the sale of shares to NYMAGIC under the Stock Purchase Agreement and irrevocably released the shares sold from the provisions of the voting agreement.

               The summary of the Stock Purchase Agreement and the Waiver contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Stock Purchase Agreement and the Waiver, which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

               Mariner entered into a voting agreement relating to the stock of NYMAGIC as of February 20, 2002 (subsequently amended as of March 1, 2002, January 27, 2003, March 12, 2003, and February 24, 2004
               (the "2004 Amendment")) with (i) MARK W. BLACKMAN; BLACKMAN INVESTMENTS LLC, now LIONSHEAD INVESTMENTS LLC ("Lionshead Investments"); JOHN N. BLACKMAN, JR. (the "Blackman Trustee") as trustee of the Blackman Charitable Remainder Trust (the "Blackman Co-Trust"); and ROBERT G. SIMSES (the "Tollefson Trustee") as trustee of the Louise B. Tollefson 2000 Florida Intangible Tax Trust dated 12/12/00, as trustee of the Louise B. Blackman Tollefson Family Foundation dated 3/24/98, as co-trustee of the Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00, and as co-trustee of the Bennett H. Tollefson Charitable Lead Unitrust dated 3/30/00 (the "Participating Shareholders"); (ii) KATHLEEN BLACKMAN as co-trustee with the Blackman Trustee of the Blackman Charitable Remainder Trust; and (iii) FIRST UNION NATIONAL BANK (the "Bank Trustee") as co-trustee with the Tollefson Trustee of the Louise B. Tollefson Charitable Lead Annuity Trust dated 3/30/00, and as co-trustee with the Tollefson Trustee of the Bennett H. Tollefson Charitable Lead Unitrust (the "Tollefson Co-Trusts"). The Bank Trustee is currently Wachovia Bank, N.A. as successor to First Union National Bank.

               The following shares are currently subject to the voting agreement (the "VotingShares"):

               (i)           the 915,000 Shares of NYMAGIC held by Mark W.
                             Blackman;

               (ii)          the 475,000 Shares of NYMAGIC held by Lionshead
                             Investments;

               (iii) the 75,000 Shares of NYMAGIC held by the Blackman Charitable Remainder Trust; and

               (iv)          the 861,409 Shares of NYMAGIC held by the Louise B.
                             Tollefson 2000 Florida Intangible Tax Trust and the 38,591 shares held by the Louise B. Blackman Tollefson Family Foundation (hereinafter the "Tollefson Shares").

               For the purposes of the voting agreement there are three "Participating Shareholders":

               (i)           Mark W. Blackman;

               (ii) Lionshead Investments and the Blackman Trustee as co-trustee of the Blackman Charitable Remainder Trust dated April 1, 2001 (with Lionshead Investments and the Blackman Trustee constituting one Participating Shareholder for all purposes under the voting agreement); and

               (iii)         The Tollefson Trustee as sole trustee of the Louise
                             B. Tollefson 2000 Florida Intangible Tax Trust dated December 12, 2000; as sole trustee of the Louise B. Blackman Tollefson Family Foundation dated March 24, 1998; as co-trustee of the Louise
                             B. Tollefson Charitable Lead Annuity Trust dated March 30, 2000; and as co-trustee of the Bennett H. Tollefson Charitable Lead Unitrust dated March 30, 2000 (such trusts being collectively, the "Tollefson Trusts").

               Pursuant to the voting agreement, Mariner has been granted the right, with (and only with) the written approval of two of the three Participating Shareholders, to exercise all of the rights of a shareholder of NYMAGIC and to vote the Voting Shares at all meetings of shareholders. In the event that two of the three Participating Shareholders fail to approve any vote by Mariner on any matter, Mariner shall not vote on such matter, and Mariner's non-voting will not entitle any Participating Shareholder to instead vote his or its Voting Shares on that matter. However, Mariner does not have the right to vote on or consent to (a) the merger or consolidation of NYMAGIC into or with another corporation, (b) the sale of all or substantially all of its assets, (c) its dissolution and/or liquidation, or (d) any recapitalization or stock offering of NYMAGIC, unless two of the three Participating Shareholders consent thereto in writing. In the event that two of the three Participating Shareholders fail to approve any vote by Mariner on any matter referred to in the preceding sentence, Mariner shall not vote on such matter and instead each Participating Shareholder may vote his or its Voting Shares on that matter.

               Prior to the 2004 Amendment, (i) Mariner was entitled to nominate four candidates for election to the Board; (ii) each Participating Shareholder was entitled to nominate two candidates to for election to the Board; and (iii) the Chief Executive Officer of NYMAGIC was entitled to nominate two candidates for election to the Board.

               Following the 2004 Amendment, (i) Mariner is entitled to nominate three candidates for election to the Board; (ii) the Tollefson Trustee is entitled to nominate one candidate for election to the Board, including himself; (iii) Mark W. Blackman is entitled to nominate one candidate for election to the Board and John N. Blackman, Jr. is entitled to nominate one candidate for election to the Board, provided that the candidates nominated to the Board by Mark W. Blackman and John N. Blackman, Jr. shall qualify as Independent Directors; and (iv) the Chief Executive Officer of NYMAGIC is entitled to nominate three candidates for election to the Board, all of whom shall be Independent Directors, for a total of nine directors.

               The current directors of NYMAGIC who were nominated by Mariner are William J. Michaelcheck, William D. Shaw, Jr. and George R. Trumbull, III. The current directors of NYMAGIC who were nominated by the Participating Shareholders are Robert G. Simses, John R. Anderson and Glenn J. Angiolillo. The current directors of NYMAGIC who were nominated by the Chief Executive Officer are David E. Hoffman, David W. Young and John T. Baily.

               The Participating Shareholders have agreed, consistent with director fiduciary duties, to cause their nominees to the Board to vote for one of the Mariner-nominated members of the Board, as designated by Mariner, as Chairman of each meeting. George R. Trumbull, III was appointed Chairman of NYMAGIC on May 22, 2002 and was appointed Chief Executive Officer of NYMAGIC on June 10, 2002. Pursuant to the 2004 Amendment, if any of the Tollefson Trustee, Mark W. Blackman and John N. Blackman, Jr. does not nominate a candidate for election to the Board that such person is authorized to nominate, then in addition to its other rights, Mariner, instead of such person, may nominate a number of candidates equal to the number not nominated by such person.

               The voting agreement also gives Mariner the right to purchase at any time and from time to time up to 1,800,000 shares of NYMAGIC from the Participating Shareholders in the amounts set forth below opposite each such Participating Shareholder's name:

               (i)           Mark W. Blackman - 450,000 shares;

               (ii)          Lionshead Investments - 450,000 shares;

               (iii) the Tollefson Trustee - 900,000 shares, provided that the Tollefson Trustee shall have the sole power to determine the number of shares to be provided by any one of the Tollefson Trusts.

               (iv)          The exercise price for the options is as follows:

                                            Time Period                        Price
                             -------------------------------------------    -------------
                             February 15-May 14, 2002:                  $19.00 per share
                             May 15-August 14, 2002:                    $19.25 per share
                             August 15-November 14, 2002:               $19.50 per share
                             November 15, 2002-February 14, 2003:       $19.75 per share
                             February 15-May 14, 2003:                  $20.00 per share
                             May 15-August 14, 2003:                    $20.25 per share
                             August 15-November 14, 2003:               $20.50 per share
                             November 15, 2003-February 14, 2004:       $20.75 per share
                             February 15-May 14, 2004:                  $21.00 per share
                             May 15-August 14, 2004:                    $21.25 per share
                             August 15-November 14, 2004:               $21.50 per share
                             November 15, 2004-February 14, 2005:       $21.75 per share
                             February 15-May 14, 2005:                  $22.00 per share
                             May 15-August 14, 2005:                    $22.25 per share
                             August 15-November 14, 2005:               $22.50 per share
                             November 15, 2005-February 14, 2006:       $22.75 per share
                             February 15-May 14, 2006:                  $23.00 per share
                             May 15-August 14, 2006:                    $23.25 per share
                             August 15-November 14, 2006:               $23.50 per share
                             November 15, 2006-February 14, 2007:       $23.75 per share
                             February 15-March 17, 2007:                $24.00 per share

                             Less, in each case, the cumulative amount of dividends paid by NYMAGIC in respect of each share of its common stock from January 31, 2003 through to the date Mariner purchases such option shares.

               On April 4, 2002, Mariner entered into an agreement with each of William D. Shaw, Jr. and A. George Kallop, whereby Mariner agreed to hold a portion of the option covering 315,000 shares of NYMAGIC as nominee for each of Mr. Shaw and Mr. Kallop, who agreed to be bound to the terms of the voting agreement. Messrs. Kallop and Shaw have contractual relationships with Mariner, with Mr. Kallop's contract relating to consulting services and Mr. Shaw's contract relating to investment services.

               The voting agreement terminates upon the earliest to occur of the following dates (the "Termination Date"):

               (i)           February 15, 2007;

               (ii) the merger or consolidation of NYMAGIC into another corporation, the sale of all or substantially all its assets or its dissolution and/or its liquidation;

               (iii)         immediately upon the resignation of Mariner; or

               (iv) upon written notice of such termination to Mariner from all of the Participating Shareholders, provided, that except where such written notice of termination is due to gross negligence or willful misconduct that causes or is reasonably likely to cause direct, substantial and provable damage to NYMAGIC, the options shall continue in full force and effect until the close of business on February 15, 2007.

               Mariner's voting rights, board nomination rights and right to acquire option shares representing in the aggregate ten percent (10%) or more of the voting power conferred by all of the voting stock of NYMAGIC at the time outstanding were granted subject to the New York Superintendent of Insurance either (i) having given his prior approval thereto pursuant to Section 1506 of the New York Insurance Law or (ii) having determined pursuant to Section 1501(c) of the New York Insurance Law that no such approval is required. Such approval was granted by the New York Superintendent of Insurance on July 31, 2002.

               The Participating Shareholders may transfer their Voting Shares; provided that (i) they at all times retain the number of Voting Shares necessary to enable Mariner to exercise its options and
               (ii) the transferred shares remain subject to the voting agreement. The Participating Shareholders waived the requirement that transferred shares remain subject to the voting agreement to the extent that such shares were sold pursuant to the Registration Statement on or prior to December 31, 2003. Mariner also waived this requirement with respect to the shares sold to NYMAGIC pursuant to the Stock Purchase Agreement. In addition, each Participating Shareholder is allowed to sell up to 250,000 Voting Shares, which shares would then no longer be subject to the voting agreement.

               The summary of the voting agreement contained in this Schedule 13D is qualified in its entirety by reference to the full text of the voting agreement and all amendments thereto, which are attached hereto as Exhibits 99.3, 99.4, 99.5 and 99.6, and are incorporated herein by reference.

Item 7:        Material to be Filed as Exhibits.

               99.1 Stock Purchase Agreement dated as of January 7, 2005 (filed as Exhibit 10.1 to NYMAGIC's Current Report on Form 8-K (File No. 001-11238) filed on January 10, 2005 and incorporated herein by reference)

               99.2   Waiver Agreement dated as of January 6, 2005

               99.3 Voting Agreement dated as of February 20, 2002, as amended March 1, 2002 (previously filed)

               99.4 Amendment No. 2 dated as of January 27, 2003, to Voting Agreement (previously filed)

               99.5 Amendment No. 3 dated as of March 12, 2003, to Voting Agreement (previously filed)

               99.6 Amendment No. 4 dated as of February 24, 2004, to Voting Agreement

               99.7   Joint Filing Agreement (previously filed)

               99.8   Power of Attorney (previously filed)

               99.9   Waiver dated October 16, 2003 (previously filed)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 25, 2005


                               MARINER PARTNERS, INC.

                               By:        /s/ William J. Michaelcheck
                                      ------------------------------------------
                                      William J. Michaelcheck,
                                      Chairman and Chief Executive Officer

                                          /s/ William J. Michaelcheck
                               -------------------------------------------------
                               William J. Michaelcheck


                                          /s/ William J. Michaelcheck
                               -------------------------------------------------
                               Mark W. Blackman,
                               by William J. Michaelcheck, Attorney-in-Fact


                               LIONSHEAD INVESTMENTS LLC

                               By:        /s/ William J. Michaelcheck
                                      ------------------------------------------
                                      William J. Michaelcheck, Attorney-in-Fact

                               BLACKMAN CHARITABLE REMAINDER TRUST

                               By:        /s/ William J. Michaelcheck
                                      ------------------------------------------
                                      William J. Michaelcheck, Attorney-in-Fact


                               LOUISE B. TOLLEFSON 2000 FLORIDA
                               INTANGIBLE TAX TRUST DATED 12/12/00

                               By:        /s/ William J. Michaelcheck
                                      ------------------------------------------
                                      William J. Michaelcheck, Attorney-in-Fact

                               LOUISE B. BLACKMAN TOLLEFSON
                               FAMILY FOUNDATION DATED 3/24/98

                               By:    /s/ William J. Michaelcheck
                                      ------------------------------------------
                                      William J. Michaelcheck, Attorney-in-Fact

                               LOUISE B. TOLLEFSON CHARITABLE
                               LEAD ANNUITY TRUST DATED 3/30/00

                               By:    /s/ William J. Michaelcheck
                                      ------------------------------------------
                                      William J. Michaelcheck, Attorney-in-Fact


                               BENNETT H. TOLLEFSON CHARITABLE
                               LEAD UNITRUST DATED 3/30/00

                               By:    /s/ William J. Michaelcheck
                                      ------------------------------------------
                                      William J. Michaelcheck, Attorney-in-Fact



                               /s/ William J. Michaelcheck
                               -------------------------------------------------
                               A. George Kallop
                               by William J. Michaelcheck, Attorney-in-Fact


                               /s/ William J. Michaelcheck
                               -------------------------------------------------
                               William D. Shaw, Jr.
                               by William J. Michaelcheck, Attorney-in-Fact


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



                                                                    Exhibit 99.2

                                WAIVER AGREEMENT

        Reference is made to the Voting Agreement (the "Voting Agreement") dated as of February 20, 2002, as amended March 1, 2002 and further amended by Amendment No. 2 dated as of January 27, 2003, Amendment No. 3 dated as of March 12, 2003 and Amendment No. 4 dated as of February 24, 2004, by and among (i) MARK W. BLACKMAN; BLACKMAN INVESTMENTS LLC; JOHN N. BLACKMAN, JR. (the "Blackman Trustee") as trustee of the Blackman Charitable Remainder Trust; and ROBERT G. SIMSES (the "Tollefson Trustee") as trustee of the Louise B. Tollefson 2000 Florida Intangible Tax Trust, as co-trustee of the Louise B. Tollefson Charitable Lead Annuity Trust, and as co-trustee of the Bennett H. Tollefson Charitable Lead Unitrust (the "Participating Shareholders"); (ii) KATHLEEN BLACKMAN as co-trustee with the Blackman Trustee of the Blackman Charitable Remainder Trust, (iii) First Union National Bank (now WACHOVIA BANK, N.A.), as co-trustee with the Tollefson Trustee of the Louise B. Tollefson Charitable Lead Annuity Trust, and as co-trustee with the Tollefson Trustee of the Bennett H. Tollefson Charitable Lead Unitrust; and (iv) MARINER PARTNERS, INC.

        Capitalized terms not otherwise defined herein are used with the meanings ascribed to such terms in the Voting Agreement.

        In connection with the sale to NYMAGIC, INC. (the "Corporation") of up to an aggregate of 1,110,000 shares of common stock (the "Transferred Shares") of the Corporation pursuant to that certain Stock Purchase Agreement among the Corporation and certain stockholders of the Corporation, a copy of which is attached to this Waiver Agreement as Exhibit A (the "Stock Purchase Agreement"), Mariner hereby agrees as follows with respect to those Transferred Shares that are subject to the Voting Agreement (the "Subject Shares"):

        (i) Mariner hereby consents to the sale of the Subject Shares to the Corporation pursuant to the Stock Purchase Agreement and irrevocably waives any and all provisions of the Voting Agreement that would restrict such sale;

        (ii) effective upon the completion of the sale of the Subject Shares to the Corporation pursuant to the Stock Purchase Agreement, the Subject Shares will be irrevocably released from the provisions of the Voting Agreement (including without limitation the provisions contained in ARTICLES III and IX thereof);

        (iii) none of the provisions of the Voting Agreement shall be binding upon the Corporation following the completion of its purchase of the Subject Shares; and

        (iv) the certificates evidencing the Subject Shares sold to the Corporation pursuant to the Stock Purchase Agreement shall not be required to contain a legend with respect to the Voting Agreement following completion of such sale.

             [Balance of Page Intentionally Left Blank - Signature Page Follows]

        IN WITNESS WHEREOF, the undersigned has executed this Waiver Agreement as of the 6th day of January, 2005.




MARINER PARTNERS, INC.

By: /s/ William J. Michaelcheck
    ------------------------------------
    Name:  William J. Michaelcheck
    Title: Chairman





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